Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports Second Quarter Production of 38,540 Gold Equivalent Ounces, Including Record Monthly Gold Production at Tucano in June, and Updates 2020 Guidance

Vancouver – July 9, 2020 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) announces second quarter (Q2) 2020 production results from its three 100% owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (GMC) in Mexico. Consolidated quarterly production totalled 38,540 gold equivalent ounces (Au eq oz) and included record monthly production in June at Tucano since its acquisition in early 2019.

Q2 2020 Highlights

•	Produced 38,540 Au eq oz on a consolidated basis, including 36,356 gold ounces (Au oz) and 142,457 silver ounces (Ag oz)
•	Produced 35,421 Au oz at Tucano, 35% higher than Q1 2020 and 18% higher than Q2 2019
•	In June, set new Tucano monthly production record of 15,389 Au oz since acquisition
•	Recommenced production at Topia and GMC following COVID-19 related shutdown in April and May
•	Strengthened the balance sheet with a US$16 million bought deal financing, adding to the March 31, 2020 cash position of US$39 million

Great Panther President and CEO Rob Henderson commented, “In Brazil, Tucano outperformed this quarter despite the challenges of COVID-19, and in Mexico, Topia and GMC have returned to stable production following the lifting of government mandated restrictions on mining. I would like to thank our teams for delivering these strong results while prioritizing the safety and health of our people and communities and adjusting to these unprecedented times.”

On a consolidated basis, Great Panther expects to produce 146,000-158,000 Au eq oz in 2020. This reflects the addition of 2020 production guidance for Topia which is being provided for the first time. Details are included in the 2020 Guidance section near the end of this news release.

Q2 2020 production results are preliminary and subject to adjustment with Great Panther’s Q2 2020 earnings results, scheduled for release after the close of markets on August 5, 2020. A conference call will follow on August 6, 2020.

COVID-19 Response

Great Panther has developed and implemented significant COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the regulatory agencies of each country in which it operates to ensure a safe work environment. Protocols include mandatory medical screening and testing on arrival at site, mandatory medical leave, training sessions on health awareness and new health and safety protocols, physical distancing and increased sanitation measures, and updated operating procedures. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. All confirmed cases of COVID-19 are in isolation and being monitored by Company health professionals with regular reports to health authorities.

Q2 2020 Consolidated Operating Results

Consolidated Operating Results	Q2 2020	Q2 2019	Change	Q2 2020	Q1 2020	Change
Ore processed (tonnes)	847,174	782,568	8%	847,174	880,162	-4%
Gold equivalent production (ounces) (1,2)	38,540	39,992	-4%	38,540	34,725	11%
Gold production (ounces)	36,356	33,461	9%	36,356	28,940	26%
Silver production (ounces)	142,457	349,668	-59%	142,457	374,917	-62%

(1) Gold equivalent ounces for 2020 are calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively.

(2) Gold equivalent ounces for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

Silver production was impacted by government-imposed restrictions on non-essential business operations in Mexico in response to COVID-19, which limited mining activities in the country for most of April and May. Great Panther’s mining operations in Mexico recommenced operations in June following the lifting of restrictions.

Tucano

Tucano Operating Results	Q2 2020	Q2 2019	Change	Q2 2020	Q1 2020	Change
Total material mined (tonnes)	6,075,380	5,009,392	21%	6,075,380	7,115,135	-15%
Total waste mined (tonnes)	5,650,171	4,474,546	26%	5,650,171	6,804,081	-17%
Ore mined (tonnes)	424,001	523,424	-19%	424,001	310,597	37%
Ore processed (tonnes milled)	822,638	718,682	14%	822,638	811,197	1%
Au grade (g/t)	1.48	1.41	5%	1.48	1.09	36%
Au recovery (%)	90.3%	87.0%	4%	90.3%	91.7%	-2%
Gold production (ounces)	35,421	29,899	18%	35,421	26,176	35%

Tucano produced 35,421 Au oz in Q2 2020, an increase of 18% compared to Q2 2019 due to increased ore processing rates, higher gold grades and higher recoveries. Despite particularly adverse weather conditions in Q2 2020 and the implementation of measures to manage COVID-19, Tucano also achieved a 21% increase in material mined relative to Q2 2019, benefitting from the implementation of operational improvements. Notably, June 2020 production of 15,389 Au oz set a new monthly production record since the time of acquisition in March 2019. The 35% increase in Q2 2020 production relative to Q1 2020 was primarily due to higher gold grades.

Mining activities continue uninterrupted at Tucano at this time as the state of Amapá in Brazil has not introduced measures to restrict mining activities in response to COVID-19. Separately, Great Panther has

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implemented numerous health and safety measures to protect against the spread of the virus, working closely with local health and labour authorities to protect its people and local communities. The Company continues to monitor the situation closely to be in a state of preparedness.

The investigation following the geotechnical incident which suspended mining at Tucano’s Urucum Central South pit in Q4 2019 is ongoing under the supervision of independent engineering consultants Knight Piesold.

Mexico Operations

Great Panther’s Mexican operations produced 3,122 Au eq oz in Q2 2020 or 280,911 Ag eq oz. Mining operations in Mexico were suspended for the months of April and May following a directive of the Mexican Federal Government to mitigate the spread of COVID-19. Production resumed in early June, following a government order adding mining to the list of essential services.

Topia

Topia Operating Results	Q2 2020	Q2 2019	Change	Q2 2020	Q1 2020	Change
Ore processed (tonnes)	7,781	18,410	-58%	7,781	19,359	-60%
Ag grade (g/t)	352	392	-10%	352	357	-1%
Au grade (g/t)	0.87	1.01	-14%	0.87	0.82	6%
Ag recovery (%)	92.5%	93.9%	-1%	92.5%	92.3%	0%
Au recovery (%)	54.0%	58.9%	-8%	54.0%	55.2%	-2%
Silver equivalent production (ounces) (1,2)	146,208	413,467	-65%	146,208	376,303	-61%
Silver production (ounces)	81,427	218,000	-63%	81,427	205,184	-60%
Gold production (ounces)	118	353	-67%	118	282	-58%
Lead production (tonnes)	163	453	-64%	163	401	-59%
Zinc production (tonnes)	223	575	-61%	223	632	-65%
Gold equivalent production (ounces) (1,2)	1,625	5,168	-69%	1,625	4,181	-61%

(1) Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.

(2) Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

Topia produced 146,208 Ag eq oz in Q2 2020, a decrease of 65% compared to the same period in 2019 due to the COVID-19 related shutdown in the months of April and May.

As disclosed on March 9, 2020, Great Panther ceased depositing tailings on the Topia Phase II tailings storage facility (“TSF”) following a recommendation from the Company’s independent tailings management and geotechnical consultants.

During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I. Extensive work has been carried out to identify

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and reduce the flow of water into the base of the TSF. Monitoring indicates it is safe to return to stacking in Phase II, subject to receipt of a final report from consultants who will also provide a revised stacking plan. The Company has now also received the required government approvals and a permit to start stacking on Phase III, which becomes available after constructing gabion walls and erosion controls around the base of the facility. In the meantime, there is sufficient capacity at the temporary tailings storage location to continue operations.

Guanajuato Mine Complex

GMC Operations Summary	Q2 2020	Q2 2019	Change	Q2 2020	Q1 2020	Change
Ore processed (tonnes)	16,755	45,476	-63%	16,755	49,607	-66%
Ag grade (g/t)	133	105	26%	133	125	7%
Au grade (g/t)	1.80	2.52	-29%	1.80	1.85	-3%
Ag recovery (%)	85.4%	85.5%	0%	85.4%	85.4%	0%
Au recovery (%)	84.7%	87.0%	-3%	84.7%	84.1%	1%
Silver equivalent production (ounces) (1,2)	134,703	388,388	-65%	134,703	393,126	-66%
Silver production (ounces)	61,031	131,668	-54%	61,031	169,734	-64%
Gold production (ounces)	819	3,209	-74%	819	2,482	-67%
Gold equivalent production (ounces) (1,2)	1,497	4,855	-69%	1,497	4,368	-66%

(1) Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio.

(2) Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio

GMC produced 134,703 Ag eq oz in Q2 2020, a decrease of 65% compared to the same period in 2019 due to the COVID-19 related shutdown in the months of April and May.

2020 Guidance

Mine	Au oz	Ag eq oz1	Au eq oz2
Tucano	120,000-130,000	-	120,000-130,000
Topia	-	1,200,000-1,300,000	13,000-14,000
GMC	-	1,200,000-1,300,000	13,000-14,000
Total	120,000-130,000	2,400,000-2,600,000	146,000-158,000

(1) Silver equivalent ounces are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively. Figures in table are rounded

(2) Gold equivalent ounces are calculated using a 1:90 Au:Ag ratio. Figures in table are rounded

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chartered Engineer UK, Chief Operating Officer, a Qualified Person for the purposes of National Instrument 43-101.

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ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email: mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding 2020 production guidance and the Company’s ability to meet production guidance for Tucano, the recovery of the UCS pit and plans and expectations for the rehabilitation of UCS, and the timing or ability to restart operations at Coricancha.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction, developments with respect to COVID-19 that may impact the Company’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

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